January 3, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	OKYO Pharma LTD (the “Company”)
Registration Statement on Form F-1/A
File No. 333-268675
Acceleration Request

Requested Date: January 5, 2023
Requested Time: 5:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), ThinkEquity LLC, as representative of the several underwriters, hereby joins the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1/A (File No. 333-268675) (the “Registration Statement”) to become effective on Thursday, January 5, 2023, at 5:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Securities and Exchange Commission, p. 2

January 3, 2023

Very truly yours,

ThinkEquity LLC

By:	/s/ Priynaka Mahajan
Name:	Priyanka Mahajan
Title:	Managing Director, Investment Banking

cc:	Gary Jacob, OKYO Pharma Ltd
Jeffrey Fessler, Sheppard, Mullin, Richter & Hampton LLP
Anthony Marsico, Dorsey & Whitney LLP